FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2008

CDG Investments Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDG Investments Inc.

(Registrant)

Date April 28, 2008

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CDG Investments Inc.

Suite 500, 926-5th Avenue S.W.

Calgary, Alberta, T2P 0N7

Phone: (403) 233-7898  Fax: (403) 266-2606

NEWS RELEASE

April 25, 2008

CNQ: CDGI

OTC Bulletin Board: CDGEF

For Further Information Contact:

Robert Ingram, President or Barbara O'Neill, Secretary

at 403-233-7898

CDG Investments Inc. Enters into Letter of Intent

CDG Investments Inc. (“CDG”) is pleased to announce that it has entered into a non-binding letter of intent (the "Agreement") for the combination of CDG with Preo Software Inc. ("Preo") an Alberta-based private software company.

Under the terms of the Agreement, subject to completion of satisfactory due diligence and receipt of applicable regulatory and shareholder approvals, if required, entering into a definitive agreement, and other customary conditions, it is expected that CDG and Preo shall complete either an amalgamation or alternatively a share exchange whereby CDG would acquire all of the outstanding shares of Preo in exchange for shares of CDG. It is anticipated that the transaction will proceed by way of plan of arrangement. The terms of the combination have not been finalized.

About Preo

Preo Software is a Canadian-based private print knowledge management system (PKMS) provider serving Fortune 5,000 customers in a wide variety of industries, both domestically and internationally. Preo’s primary proprietary software is called “Printelligence™”, which is the only PKMS that adapts itself to an organization’s printing behavior, thanks to a unique patent pending adaptive rules engine that modifies the messaging delivered to end-users at the desktop, based on individual behavior.

“Robert Ingram”

Robert Ingram

President

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities, or a solicitation of proxies, in any jurisdiction, including but not limited to, the United States.  The CDG Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of CDG’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of CDG. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause CDG’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in CDG’s filings with the Canadian securities authorities. Accordingly, holders of CDG shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.  CDG disclaims any responsibility to update these forward-looking statements.